1-03006

P.E. 1/1/02


02012651



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January [1], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 30 January 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction of Incorporation

6. ___________ (SEC Use Only)
Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City — 1200
Address of principal office — Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a press release announcing the signing of a loan agreement with Kreditanstalt fur Wiederaufbau (KfW) of Germany that will provide PLDT with a new US$149 million facility to refinance in part repayment installments becoming due from January 2002 until December 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY



MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 30 January 2002

Distribution Copies:

5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary



PLDT *News*

PLDT achieves major milestone in its ongoing liability management exercise with the signing of a new US$ 149 Million loan with KfW

Manila, Philippines, January 30, 2002 - Philippine Long Distance Telephone Company ("PLDT") announced today that it had signed a loan agreement with KfW (Kreditanstalt für Wiederaufbau) of Germany that will provide PLDT with a new US$149 million facility to refinance in part repayment installments becoming due from January 2002 until December 2004.

Commenting on the facility, Manuel V. Pangilinan, President and Chief Executive Officer of PLDT said, "This facility from KfW is very important to PLDT as it is a key initial milestone in successfully implementing the comprehensive liability management program to address debt maturities in 2002 to 2004 that we had earlier outlined. We also expect to announce soon that other traditional lenders to PLDT will provide support to our ongoing liability management initiatives."

"We are deeply appreciative of the continuing commitment and support KfW has given PLDT and we remain fully committed to achieve management's objective in improving our operations and internal cash generation. We are encouraged that the serious efforts we have placed in our liability management program are starting to bear fruit," Pangilinan said.

The facility is a 9-year loan inclusive of a 2 year grace period and is to be disbursed over a 3 year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Continued disbursement of the facility shall be subject to PLDT's success in implementing its other financing initiatives based on an agreed plan and timetable.

###

For more information, please contact:

Anabelle Chua
Treasurer and First Vice President
PLDT
Tel. No. – (632) 816-8213
Fax No – (632) 844-9099

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: January 31, 2002